EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

News Release	October 27, 2004 at 10.00 GMT

Stora Enso Interim Review January – September 2004

Profitability improves due to increasing demand and positive impact from the North American Profit Enhancement Programme

Third Quarter Results (compared with previous quarter)

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share excluding non-recurring items were EUR 0.10 (EUR 0.06). Operating profit excluding non-recurring items was EUR 131.6 (EUR 58.5) million, which is EUR 73.1 million more than in the previous quarter and 4.3% of sales. Profit before taxes and minority interests excluding non-recurring items amounted to EUR 114.8 (EUR 49.0) million. There were two non-recurring items in the third quarter with a total positive effect of USD 90.9 (EUR 74.1) million on operating profit consisting of a reversal of expenses already taken in respect of various US retiree healthcare programmes and the increased cost associated with the future reduction of maintenance personnel in the USA.

Sales at EUR 3 033.1 million were slightly lower than the previous quarter’s EUR 3 102.9 million. Cash flow from ongoing operations was EUR 448.1 (EUR 138.5) million and cash flow after investing activities EUR 127.1 (EUR -186.7) million. Cash earnings per share excluding non-recurring items were EUR 0.45 (EUR 0.43). Net financial items were EUR -27.0 (EUR -26.2) million. Market-related production curtailments totalled 61 000 tonnes (98 000 tonnes).

EUR million	2002	2003	Q1-Q3/03	Q1-Q3/04	Q3/03	Q2/04	Q3/04
Sales	12 782.6	12 172.3	9 143.5	9 153.9	2 987.5	3 102.9	3 033.1
EBITDA1)2)	2 145.9	1 710.6	1 334.3	1 175.7	440.2	363.3	418.4
Operating profit2)	900.4	525.8	448.4	293.5	136.8	58.5	131.6
Non-recurring items	-1 078.1	-108.4	-39.9	189.8	-39.9	—	74.1
Operating margin2), %	7.0	4.3	4.9	3.2	4.6	1.9	4.3
Operating profit	-177.7	471.4	408.5	483.3	96.9	58.5	205.7
Profit before tax and minority interests2)	708.8	319.2	314.4	244.6	104.4	49.0	114.8
Profit before tax and minority interests	-369.3	210.8	274.5	434.4	64.5	49.0	188.9
Net profit for the period	-240.7	137.9	182.3	589.7	45.1	51.9	130.9
EPS2), Basic, EUR	0.55	0.24	0.24	0.23	0.08	0.06	0.10
EPS, Basic, EUR	-0.27	0.16	0.21	0.71	0.05	0.06	0.16
CEPS2)3), EUR	1.95	1.63	1.28	1.29	0.44	0.43	0.45
ROCE2),%	7.0	4.5	5.0	3.5	4.6	2.2	4.9

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe economic recovery is increasing demand for paper and paperboard. Demand for publication paper continues to grow and price rises are expected at the beginning of next year. Demand for fine paper is also expected to be strong during the rest of the year. Some price increases are being implemented in the last quarter of this year in coated and uncoated fine paper. Demand for packaging boards is firm and moderate price increases are underway. In wood products the redwood market remains oversupplied, whereas the whitewood market is balanced and prices are relatively stable.”

In North America demand for magazine paper remains strong and further price rises will be realised for spot customers in the fourth quarter and for contract customers in the beginning of next year. Demand for coated fine paper is strong and further price increases are expected in the fourth quarter.

Economic growth in Asia continues. Publication and fine paper prices are strengthening.

Further weakening of the US dollar and increasing oil prices may have a negative effect on the outlook.

The annual holiday shutdowns, mainly in Finland, will once again have a negative impact on the Group’s fourth quarter results.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso Interim Review January – September 2004

Summary of Third Quarter Results

•	Sales were EUR 3 033.1 million; previous quarter EUR 3 102.9 million.

•	Operating profit excluding non-recurring items was EUR 131.6 million; previous quarter EUR 58.5 million.

•	Profit before tax and minority items excluding non-recurring items was EUR 114.8 million; previous quarter EUR 49.0 million.

•	Earnings per share excluding non-recurring items were EUR 0.10; previous quarter EUR 0.06.

•	Cash earnings per share excluding non-recurring items were EUR 0.45; previous quarter EUR 0.43.

•	Non-recurring items totalling EUR 74.1 million increased earnings per share by EUR 0.05.

Continuing economic recovery has improved demand for many of the Group’s products. Deliveries in European markets increased slightly in all paper grades, while packaging board deliveries were somewhat lower, largely for seasonal reasons. Paper prices were generally similar to the previous quarter and packaging board prices remained stable.

Demand for wood products stayed strong but the oversupply of redwood in Europe persists. Deliveries were lower than in the previous quarter for seasonal reasons and prices stabilised.

In North America demand for magazine and coated fine paper continued to strengthen and prices have increased in these grades. The Profit Enhancement Programme has started to have a positive impact.

Market-related production curtailments totalled 61 000 tonnes in Europe and none in North America, compared with the previous quarter’s total of 98 000 tonnes, which was all in Europe.

Paper and board deliveries totalled 3 586 000 tonnes, which is 13 000 tonnes more than the previous quarter’s 3 573 000 tonnes. Production totalled 3 725 000 tonnes (3 556 000 tonnes). Deliveries of wood products totalled 1 595 000 cubic metres, compared with the previous quarter’s 1 777 000 cubic metres. The Group’s product inventories increased somewhat during the period, consistent with seasonal patterns.

EUR million	2002	2003	Q1-Q3/03	Q1-Q3/04	Q3/03	Q2/04	Q3/04
Sales	12 782.6	12 172.3	9 143.5	9 153.9	2 987.5	3 102.9	3 033.1
EBITDA1)2)	2 145.9	1 710.6	1 334.3	1 175.7	440.2	363.3	418.4
Operating profit2)	900.4	525.8	448.4	293.5	136.8	58.5	131.6
Non-recurring items	-1 078.1	-108.4	-39.9	189.8	-39.9	—	74.1
Operating margin2), %	7.0	4.3	4.9	3.2	4.6	1.9	4.3
Operating profit	-177.7	471.4	408.5	483.3	96.9	58.5	205.7
Profit before tax and minority interests2)	708.8	319.2	314.4	244.6	104.4	49.0	114.8
Profit before tax and minority interests	-369.3	210.8	274.5	434.4	64.5	49.0	188.9
Net profit for the period	-240.7	137.9	182.3	589.7	45.1	51.9	130.9
EPS2), Basic, EUR	0.55	0.24	0.24	0.23	0.08	0.06	0.10
EPS, Basic, EUR	-0.27	0.16	0.21	0.71	0.05	0.06	0.16
CEPS2)3), EUR	1.95	1.63	1.28	1.29	0.44	0.43	0.45
ROCE2), %	7.0	4.5	5.0	3.5	4.6	2.2	4.9

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions that are not related to normal business operations are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. Non-recurring items are normally specified individually if they exceed one cent per share.
3)	CEPS = (Net profit for the period + depreciation and amortisation)/average number of shares

Third Quarter Results (compared with previous quarter)

Sales at EUR 3 033.1 million were slightly lower than the previous quarter’s EUR 3 102.9 million, mainly due to seasonal reasons and changes in product mix.

Operating profit excluding non-recurring items was EUR 131.6 (EUR 58.5) million, which is EUR 73.1 million more than in the previous quarter and 4.3% of sales. Operating profit increased in paper and board segments, decreased in Wood Products and Merchants, and remained almost unchanged in Wood Supply Europe.

Operating profit improved mainly due to higher production volumes. In North America slightly higher prices and the Profit Enhancement Programme started to have an impact. In Wood Products, lower production and decreased sales volumes for seasonal reasons accounted for most of the operating profit decrease. Released cash flow hedging contracts, especially for the US dollar and British pound, had an impact of EUR 2.1 (EUR -0.1) million on operating profit.

There were two non-recurring items in the third quarter with a total positive effect of USD 90.9 (EUR 74.1) million on operating profit consisting of a reversal of expenses already taken in respect of various US retiree healthcare programmes and the increased cost associated with the future reduction of maintenance personnel in the USA.

Net financial items were EUR -27.0 (EUR -26.2) million. Net interest expenses amounted to EUR -31.8 (EUR -34.9) million and net foreign exchange losses were EUR 1.5 (EUR 1.6) million. Other financial items totalled EUR 6.3 (EUR 10.3) million, mostly due to unrealised changes in fair values of financial instruments.

The share of associated company results amounted to EUR 10.2 (EUR 16.7) million, including EUR 6.4 million from Bergvik Skog.

Profit before taxes and minority interests excluding non-recurring items amounted to EUR 114.8 (EUR 49.0) million.

Net taxes totalled EUR 56.6 (EUR 5.0 positive) million. The average nine-month tax rate excluding one-time adjustments was 29.9% (31.3%).

The minority interest in profits was EUR -1.4 (EUR -2.1) million and the net profit for the period was EUR 130.9 (EUR 51.9) million. Earnings per share excluding non-recurring items were EUR 0.10 (EUR 0.06).

The return on capital employed excluding non-recurring items was 4.9% (2.2%). Capital employed was EUR 10 845.0 million at the end of the period, a net increase of EUR 14.3 million. The currency effect decreased the capital employed by EUR 33.9 million.

Capital Structure

EUR million	31.12.2003	30.9.2003	30.6.2004	30.9.2004
Fixed assets	12 676.1	12 957.9	11 080.8	11 056.6
Working capital	872.1	1 089.1	1 174.4	1 220.7

Operating Capital	13 548.2	14 047.0	12 255.2	12 277.3
Net tax liabilities	-1 935.1	-2 018.4	-1 424.5	-1 432.3

Capital Employed	11 613.1	12 028.6	10 830.7	10 845.0

Associated companies	319.0	239.9	508.4	558.5

Total	11 932.1	12 268.5	11 339.1	11 403.5

Shareholders’ equity	7 952.9	8 086.9	7 916.2	7 993.9
Minority interests	60.3	77.2	66.5	67.0
Interest-bearing net liabilities	3 918.9	4 104.4	3 356.4	3 342.6

Financing Total	11 932.1	12 268.5	11 339.1	11 403.5

Financing

Cash flow from ongoing operations was EUR 448.1 (EUR 138.5) million and cash flow after investing activities EUR 127.1 (EUR -186.7) million. Cash earnings per share excluding non-recurring items were EUR 0.45 (EUR 0.43).

At the end of September, interest-bearing net liabilities were EUR 3 342.6 million, down EUR 13.8 million on the end of the previous quarter. Currency effects decreased interest-bearing net liabilities by EUR 62.2 million. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.9 billion.

Shareholders’ equity amounted to EUR 8.0 billion or EUR 9.72 (EUR 9.56) per share, compared with a market capitalisation on the Helsinki Exchanges on 30 September 2004 of EUR 9.1 billion.

The debt/equity ratio at 30 September 2004 was 0.41 (0.42). The currency effect on equity was EUR 28.3 million, net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 62.6 million in the third quarter.

Quarterly Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Structural Changes and OCI*	Translation Difference	Balance Sheet Impact
Operating profit	205.7			205.7
Adjustments	286.7			286.7
Change in working capital	-44.3		-2.0	-46.3

Cash Flow from Operations	448.1	0.0	-2.0	446.1
Capital expenditure	-268.1			-268.1
Acquisitions	-51.5			-51.5
Other changes in fixed assets	-1.4		22.8	21.4

Operating cash flow	127.1	0.0	20.8	147.9
Net financing items (incl. associated companies)	-16.8			-16.8
Taxes paid	-60.9	-1.1	13.1	-48.9
Repurchase of own shares	-62.6			-62.6
Other change in associated companies	-20.7	6.3		-14.4
Other change in shareholders’ equity and minority interests	1.2	-20.9	28.3	8.6

Change in Interest-bearing Net Liabilities	-32.7	-15.7	62.2	13.8

*	OCI = Other Comprehensive Income

Capital Expenditure for the Third Quarter and for January – September

Capital expenditure for the third quarter totalled EUR 268.1 million, giving a total for the first nine months of EUR 765.3 million. No new major capital expenditure projects were approved during the quarter.

The main ongoing projects during January – September were rebuilding paper machine 6 at Maxau Mill (EUR 106.8 million), the new paper machine 12 at Kvarnsveden Mill (EUR 63.8 million), the Skoghall Energy 2005 project (EUR 38.0 million), folding boxboard asset improvements at Baienfurt Mill (EUR 27.7 million) and rebuilding paper machine 16 at Wisconsin Rapids Mill (USD 31.6 million).

Capital expenditure in 2004 is expected to be close to depreciation at approximately EUR 1.1 billion.

Events in associated companies

During the third quarter Stora Enso invested a further EUR 35.9 million in equity in Veracel, which is progressing with the construction of its new pulp mill in Brazil, bringing the total amount invested in equity in Veracel in the first nine months of 2004 to EUR 72.5 million.

January–September Results (compared with the same period in 2003)

Sales were EUR 9 153.9 million, similar to the same period last year.

Operating profit excluding non-recurring items decreased by EUR 154.9 million, or 35%, to EUR 293.5 million due to lower sales prices partly offset by higher deliveries. The impact of the restructuring of the ownership of the Swedish forestland was about EUR 50 million. Profits were lower than in the first nine months last year in all segments except Merchants and Wood Products.

Matured currency hedging contracts, especially for the US dollar and British pound, had a positive impact of EUR 11.4 (EUR 84.2) million on operating profit.

Profit before taxes and minority interests excluding non-recurring items decreased by EUR 69.8 million to EUR 244.6 million.

Excluding non-recurring items, earnings per share were EUR 0.23 (EUR 0.24) and the return on capital employed was 3.5% (5.0%). Non-recurring items totalled EUR 189.8 million in the first nine months this year and EUR -39.9 million in the same period last year.

Inspections by Competition Authorities

In May 2004 Stora Enso was the subject of inspections carried out by the European Commission and the Finnish Competition Authority at locations in Europe and received subpoenas issued by the US Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the USA. The investigations by the authorities in both Europe and the USA are at a fact-finding stage only and no formal allegations have been made against the Group or any of its employees. Coincident with these investigations, Stora Enso has been named in a number of class action lawsuits filed in the USA. No provision has been made.

Third Quarter Events

In August Stora Enso entered into an agreement with the Cham Paper Group for the transfer of technical know-how and marketing information from Cham’s Hunsfos Mill in Norway. This will permit production of Cham’s wallpaper base products at Stora Enso’s Wolfsheck Mill in Germany. The deal was approved by the competition authorities in September 2004.

In September Stora Enso finalised the acquisition of the Dutch paper merchant Scaldia Papier B.V. from International Paper. Stora Enso acquired Scaldia Papier to strengthen its presence in the rapidly changing European paper merchant market and to achieve synergies with its Papyrus merchant operations. The debt free transaction value was EUR 30 million.

Share Capital and Ownership

The trading systems of the Helsinki and Stockholm stock exchanges were merged on 27 September 2004. At the request of the Stockholm Stock Exchange, Stora Enso delisted the Stora Enso EUR A and Stora Enso EUR R shares from the Stockholm Stock Exchange. As a result, Stora Enso’s shares are quoted in Helsinki in euros (EUR), in Stockholm in Swedish krona (SEK) and its ADRs in New York in US dollars (USD).

A total of 1 010 382 A shares were converted into R shares during the period through the continuous conversion process. Converted shares are recorded monthly in the Finnish Trade Register. The latest conversion during the third quarter was recorded in the Finnish Trade Register on 15 September 2004. Following this conversion, the Company had 179 060 194 A shares and 658 183 205 R shares in issue.

On 30 September 2004 Stora Enso held 12 300 A shares and 14 765 398 R shares with a nominal value of EUR 25.1 million; these represented 1.8% of the share capital and 0.6% of the voting rights. On 30 September 2004 the registered share capital of the Company was EUR 1 423.3 million.

Shareholders’ equity amounted to EUR 8.0 billion, compared with a market capitalisation on the Helsinki Stock Exchange on 30 September 2004 of EUR 9.1 billion.

Events after the period

On 7 October Stora Enso announced the divestment of its majority shareholding in PT Finnantara Intiga, which owns the Finnantara plantation in West Kalimantan, Indonesia, to Global Forest Ltd., which is part of the Sinar Mas Group. The transaction resulted in a minor gain over the USD 26 (EUR 21) million book value of the plantation.

On 20 October Stora Enso approved implementation of the second phase of the North European Transport Supply System (NETSS), which will start in the third quarter of 2006 and is expected to reduce costs from 2007 onwards by at least 15% from the current level of about EUR 80 million per year.

On 27 October Stora Enso announced that the press section of newsprint machine 4 at Langerbrugge Mill in Belgium will be modified. Metso, the supplier responsible for the machine, will undertake the modification, which will take about five weeks and is scheduled for early 2005. About 40 000 tonnes of production will be lost during the shutdown.

Outlook

In Europe economic recovery is increasing demand for paper and paperboard. Demand for publication paper continues to grow and price rises are expected at the beginning of next year. Demand for fine paper is also expected to be strong during the rest of the year. Some price increases are being implemented in the last quarter of this year in coated and uncoated fine paper. Demand for packaging boards is firm and moderate price increases are underway. In wood products the redwood market remains oversupplied, whereas the whitewood market is balanced and prices are relatively stable.

In North America demand for magazine paper remains strong and further price rises will be realised for spot customers in the fourth quarter and for contract customers in the beginning of next year. Demand for coated fine paper is strong and further price increases are expected in the fourth quarter.

Economic growth in Asia continues. Publication and fine paper prices are strengthening.

Further weakening of the US dollar and increasing oil prices may have a negative effect on the outlook.

The annual holiday shutdowns, mainly in Finland, will once again have a negative impact on the Group’s fourth quarter results.

This report is unaudited.

Helsinki, 27 October 2004

Stora Enso Oyj

Board of Directors

Segments (compared with the previous quarter)

PAPER

Publication Paper

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04	Change Q3/Q2%
Sales	4 295.7	1 058.3	1 042.8	1 086.3	1 108.3	1 019.2	1 069.6	1 090.6	2.0
Operating profit	111.1	35.6	-6.0	39.2	42.3	8.7	-3.8	48.2	N/A
% of sales	2.6	3.4	-0.6	3.6	3.8	0.9	-0.4	4.4
ROOC, %*	2.8	3.6	-0.6	3.9	4.2	0.9	-0.4	4.6
Deliveries, 1 000 t	6 954	1 654	1 678	1 763	1 859	1 732	1 819	1 846	1.5
Production, 1 000 t	7 011	1 739	1 663	1 812	1 797	1 830	1 782	1 886	5.8

*	ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 090.6 million, 2.0% up on the previous quarter due to increased deliveries and higher prices in North America. Operating profit was EUR 48.2 million, EUR 52.0 million up on the previous quarter mainly due to high production volumes and lower costs. Market-related production curtailments totalled 21 000 (74 000) tonnes in Europe and none (none) in North America.

In Europe demand was substantially better than a year ago in all publication paper grades. Overseas shipments remained strong. Prices remained stable throughout the period and some price increases were implemented in markets outside Europe. Producer inventories increased for seasonal reasons to levels similar to a year ago, but customer inventories have not changed significantly.

In North America magazine paper demand was strong and prices rose. Producer inventories are normal. Newsprint demand decreased slightly but prices have increased.

In Europe order books are healthy. There is evidence of a recovery in advertising-driven paper in addition to the usual autumn increase in demand due to the catalogue season. In North America demand for publication paper is expected to remain good during the rest of the year and the beginning of 2005.

Fine Paper

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04	Change Q3/Q2%
Sales	3 197.7	852.3	793.9	788.5	763.0	788.9	786.3	791.8	0.7
Operating profit	153.5	80.7	40.3	23.1	9.4	18.1	4.6	27.9	N/M
% of sales	4.8	9.5	5.1	2.9	1.2	2.3	0.6	3.5
ROOC, %*	4.4	8.8	4.5	2.7	1.1	2.2	0.5	3.2
Deliveries, 1 000 t	3 591	885	895	894	917	959	964	974	1.0
Production, 1 000 t	3 624	894	889	922	919	984	999	1 041	4.2

*	ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 791.8 million, up 0.7% on the previous quarter. Operating profit was EUR 27.9 million, up EUR 23.3 million on the previous quarter mainly due to increased production and higher prices in North America. Market-related production curtailments totalled 3 000 (8 000) tonnes in Europe and none (none) in North America.

European demand for uncoated fine paper weakened slightly during the summer holiday season but has started to pick up again and is expected to follow the normal seasonal improvement during the autumn. Price increases in overseas markets have stimulated exports of uncoated fine paper from Europe, stabilising the supply and demand balance in Europe. Mill stocks have increased slightly, but merchant stocks are normal. Industry order books decreased during the summer months but remain healthy, averaging three weeks.

Capacity utilisation rates in the sector are expected to stay high through the rest of the year. Price increases will be implemented in some uncoated fine paper grades by November.

In Europe demand for coated fine paper remained good during the third quarter and prices were stable. Mill stocks are above the long-term average but merchant stocks are low. Industry order books average about two weeks. Demand remains strong and merchant indent prices will gradually rise from October onwards.

In North America demand for coated fine paper remains strong and prices have increased. Producer and merchant inventories are in the normal seasonal range.

Merchants

Sales were EUR 145.7 million, down 1.9% on the previous quarter mainly due to the normal seasonal slow down in July and August, but higher than the corresponding EUR 139.5 million last year. Operating profit was EUR 1.6 million, down EUR 0.8 million on the previous quarter for the same seasonal reasons but an improvement on the EUR 1.5 million loss in the corresponding period last year.

Demand has started to recover. Prices stabilised during the quarter and price increases will be implemented in the fourth quarter.

PACKAGING BOARDS

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04	Change Q3/Q2%
Sales	2 761.6	699.0	711.4	691.1	660.1	692.0	704.4	674.6	-4.2
Operating profit	292.4	89.4	65.5	87.4	50.1	82.1	67.7	84.8	25.3
% of sales	10.6	12.8	9.2	12.6	7.6	11.9	9.6	12.6
ROOC, %*	11.6	14.1	10.3	13.7	7.9	13.1	10.7	13.4
Deliveries, 1 000 t	3 006	756	781	755	714	776	790	766	-3.0
Production, 1 000 t	3 050	788	763	767	732	771	775	798	3.0

*	ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 674.6 million, down 4.2% on the previous quarter mainly because sales volumes were lower for seasonal reasons. Operating profit was EUR 84.8 million, up 25.3% on the previous quarter due to lower personnel and maintenance costs and higher production. Market-related production curtailments totalled 37 000 tonnes, mainly in consumer boards.

Demand was good but sales to the Americas and Asia were influenced by the low US dollar. There were some price increases in the food, cigarette and carton board segments.

Demand is generally anticipated to remain firm in Europe. Moderate price increases are expected in most businesses, reflecting good demand and higher prices in the USA.

The fourth quarter results will, as usual, be affected by holiday season maintenance stoppages.

FOREST PRODUCTS

Wood Products

EUR million	2003	Q1/03	Q2/03	Q3/03	Q4/03	Q1/04	Q2/04	Q3/04	Change Q3/Q2%
Sales	1 400.0	316.5	385.6	335.5	362.4	373.1	419.2	388.5	-7.3
Operating profit	26.5	7.0	14.9	-4.7	9.3	11.4	21.3	10.9	-48.8
% of sales	1.9	2.2	3.9	-1.4	2.6	3.1	5.1	2.8
ROOC, %*	5.1	6.1	11.0	-3.0	5.7	7.0	12.5	6.3
Deliveries, 1 000 m3	5 822	1 283	1 644	1 337	1 558	1 597	1 777	1 595	-10.2
Production, 1 000 m3	6 168	1 406	1 648	1 440	1 674	1 708	1 853	1 619	-12.6

*	ROOC = 100% x Operating profit/Operating capital

Wood Products

Wood product sales were EUR 388.5 million, down 7.3% on the previous quarter mainly due to seasonally lower production and invoicing volumes in the holiday period. Operating profit was EUR 10.9 million, down 48.8% on the previous quarter for the same reasons.

The European market for construction wood strengthened, enabling limited price increases. Good demand in the USA will support a sound market balance in the European whitewood market.

The US market absorbed high volumes of European whitewood during the third quarter. Although prices are now less attractive, volumes are expected to remain high.

In Japan the market was stable, but the weak yen has put pressure on prices. Demand is expected to remain stable.

The market for redwood for joinery remains somewhat oversupplied.

Wood Supply Europe

Sales were EUR 568.3 million, down 8.5% on the previous quarter. Operating profit was EUR 3.1 million, down 6.1% on the previous quarter.

Deliveries to the Group’s mills in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 10.0 million cubic metres, down 6% on the previous quarter for seasonal reasons. Deliveries are being hampered by the wet weather conditions in the area east of the Baltic Sea.

Wood demand remained strong around the Baltic Sea. Prices were generally stable in Finland and Sweden but still increasing significantly in the Baltic States. In Continental Europe the supply of pulpwood was strong and wood prices were stable.

Financials

Key Ratios	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04
Earnings per share (basic), EUR	0.10	0.06	0.05	-0.05	0.16	0.49	0.06	0.16
Earnings per share excl. non-recurring items, EUR	0.10	0.06	0.08	0.00	0.24	0.06	0.06	0.10
Cash earnings per share (CEPS), EUR	0.43	0.41	0.41	0.32	1.57	0.55	0.43	0.51
CEPS excl. non-recurring items, EUR	0.43	0.41	0.44	0.35	1.63	0.41	0.43	0.45

Return on capital employed (ROCE), %	7.0	3.5	3.2	2.1	4.0	7.9	2.2	7.6
ROCE excl. non-recurring items, %	7.0	3.5	4.6	2.6	4.5	3.7	2.2	4.9
Return on equity (ROE), %	4.1	2.8	2.1	-2.1	1.7	20.6	2.7	6.6
Debt/equity ratio	0.49	0.51	0.51	0.49	0.49	0.39	0.42	0.41
Equity per share, EUR	9.39	9.48	9.60	9.49	9.49	9.47	9.56	9.72
Equity ratio, %	43.2	43.8	44.2	44.7	44.7	47.8	48.2	48.6

Operating profit, % of sales	6.7	3.4	3.2	2.1	3.9	7.3	1.9	6.8
Operating profit excl. non-recurring items, % of sales	6.7	3.4	4.6	2.6	4.3	3.4	1.9	4.3
Capital expenditure, EUR million	235.8	324.1	303.1	385.2	1 248.2	216.1	281.1	268.1
Capital expenditure, % of sales	7.6	10.6	10.1	12.7	10.3	7.2	9.0	8.8
Capital employed, EUR million	11 871	11 925	12 029	11 613	11 613	10 579	10 831	10 845
Interest-bearing net liabilities, EUR million	3 968	4 071	4 104	3 919	3 919	3 105	3 356	3 343

Average number of employees	43 386	44 506	44 737	44 264	44 264	42 446	43 795	44 045
Average number of shares (million)
- periodic	866.2	852.9	844.5	841.3	851.1	836.4	831.8	826.3
- cumulative	866.2	859.5	854.4	851.1	851.1	836.4	834.7	832.2
- cumulative, diluted	866.4	860.5	855.6	852.4	852.4	837.1	835.6	833.1

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2003	30 Sep 2004	31 Dec 2003	30 Sep 2004
SEK	9.0800	9.0588	9.1245	9.1630
USD	1.2630	1.2409	1.1320	1.2263
GBP	0.7048	0.6868	0.6921	0.6730
CAD	1.6234	1.5740	1.5822	1.6281

Condensed Consolidated Income Statement

EUR million	2003	Q1-Q3/2003	Q1-Q3/2004
Sales	12 172.3	9 143.5	9 153.9
Other operating income	41.2	109.5	194.3
Materials & services	-6 129.3	-4 648.1	-4 778.6
Freight & sales commissions	-1 286.8	-970.4	-1 010.8
Personnel expenses	-2 297.6	-1 707.2	-1 580.0
Other operating expenses	-828.0	-631.8	-613.3
Depreciation, amortisation and impairment charges	-1 200.4	-887.0	-882.2

Operating Profit	471.4	408.5	483.3
Share of results of associated companies	-23.0	-18.0	24.6
Net financial items	-237.7	-116.0	-73.5

Profit before Tax and Minority Interests	210.7	274.5	434.4
Income tax expense	-67.0	-88.4	163.0

Profit after Tax	143.7	186.1	597.4
Minority interests	-5.8	-3.8	-7.7

Net Profit for the Period	137.9	182.3	589.7

Key Ratios
Basic earnings per share, EUR	0.16	0.21	0.71
Diluted earnings per share, EUR	0.16	0.21	0.71

Condensed Consolidated Cash Flow Statement

EUR million	2003		Q1-Q3/2003		Q1-Q3/2004
Cash Flow from Operating Activities
Operating profit	471.4		408.5		483.3
Adjustments	1 178.3		875.2		766.4
Change in net working capital	157.9		-57.0		-474.1
Change in short-term interest-bearing receivables	313.1		639.6		579.9

Cash Flow Generated by Operations	2 120.7		1 866.3		1 355.5
Net financial items	-198.1		-141.7		-91.4
Income taxes paid	-233.8		-222.7		-149.5

Net Cash Provided by Operating Activities	1 688.8		1 501.9		1 114.6

Cash Flow from Investing Activities
Acquisitions	-241.3		-142.8		-282.3
Proceeds from sale of fixed assets and shares	60.2		12.9		208.1
Capital expenditure	-1 226.7		-863.0		-765.3
Proceeds from the long-term receivables, net	336.2		-97.9		-174.2

Net Cash Used in Investing Activities	-1 071.6		-1 090.8		-1 013.7

Cash Flow from Financing Activities
Change in long-term liabilities	-962.5		-361.7		-201.3
Change in short-term borrowings	1 097.1		632.3		707.7
Dividends paid	-387.7		-387.7		-375.7
Proceeds from issuance of share capital	2.3		—		4.4
Purchase of own shares	-319.2		-267.9		-175.3

Net Cash Used in Financing Activities	-570.0		-385.0		-40.2

Net Increase in Cash and Cash Equivalents	47.2		26.1		60.7
Cash and bank in acquired companies	3.0		4.2		—
Cash and bank in sold companies	—		—		-68.2
Translation differences on cash holdings	-17.2		-4.2		1.9
Cash and bank at the beginning of period	168.5		168.5		201.5

Cash and Cash Equivalents at Period End	201.5		194.6		195.9

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2003		Q1-Q3/2003		Q1-Q3/2004
Carrying value at 1 January	12 796.7	*	12 796.7	*	12 535.3
Acquisition of subsidiary companies	206.4		227.3		39.8
Additions	1 248.2		863.0		765.3
Disposals	-54.0		-5.8		-1 588.7
Depreciation, amortisation and impairment	-1 200.4		-887.0		-882.2
Translation difference and other	-461.6		-186.2		42.5

Balance Sheet Total	12 535.3		12 808.0		10 912.0

Acquisitions of Subsidiary Companies
Property, plant and equipment	132.6		207.1		33.0
Borrowings	-94.1		-94.9		-7.6
Other assets, less liabilities	12.9		-2.1		8.6

Fair value of net assets	51.4		110.1		34.0
Goodwill	73.8		20.2		6.8

Total Purchase Consideration	125.2		130.3		40.8

* Includes the initial IAS 41 valuation of forest of EUR 855.8 million

Borrowings

EUR million	2003		Q1-Q3/2003		Q1-Q3/2004
Non-current borrowings	3 404.6		4 114.5		3 186.5
Current borrowings	1 769.6		1 172.6		1 017.6

	5 174.2		5 287.1		4 204.1

Carrying value at 1 January	5 175.6		5 175.6		5 174.2
Debt acquired with new subsidiaries	94.1		94.9		7.6
Debt disposed with sold subsidiaries	—		—		-1 487.2
Proceeds from / –payments of borrowings (net)	421.5		240.9		495.8
Translation difference and other	-517.0		-224.3		13.7

Total Borrowings	5 174.2		5 287.1		4 204.1

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2003	30 Sep 2003	30 Sep 2004
Fixed and Other Long-term Assets
Fixed assets	O	12 535.3	12 808.0	10 912.0
Investment in associated companies		319.0	239.9	558.5
Listed securities	I	227.7	217.3	214.6
Unlisted shares	O	140.8	149.9	144.6
Non-current loan receivables	I	44.3	484.9	225.7
Deferred tax assets	T	12.1	51.9	17.4
Other non-current assets	O	170.3	190.8	233.5

		13 449.5	14 142.7	12 306.3

Current Assets
Inventories	O	1 623.5	1 679.5	1 850.6
Tax receivables	T	182.5	202.1	159.3
Operative receivables	O	1 703.3	1 956.7	1 858.7
Interest-bearing receivables	I	781.8	285.9	225.4
Cash and cash equivalents	I	201.5	194.6	195.9

		4 492.6	4 318.8	4 289.9

Total assets		17 942.1	18 461.5	16 596.2

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2003	30 Sep 2003	30 Sep 2004
Shareholders’ Equity		7 952.9	8 086.9	7 993.9
Minority Interests		60.3	77.2	67.0
Long-term Liabilities
Pension provisions	O	911.9	915.6	824.2
Other provisions	O	97.1	192.8	73.8
Deferred tax liabilities	T	1 777.3	1 847.9	1 246.0
Long-term debt	I	3 404.6	4 114.5	3 186.5
Long-term operative liabilities	O	77.7	17.4	153.8

		6 268.6	7 088.2	5 484.3

Current Liabilities
Current portion of long-term debt	I	359.5	204.5	152.1
Interest-bearing liabilities	I	1 410.1	968.1	865.6
Operative liabilities	O	1 538.3	1 612.1	1 670.3
Tax liabilities	T	352.4	424.5	363.0

		3 660.3	3 209.2	3 051.0

Total Liabilities		9 928.9	10 297.4	8 535.3

Total Shareholders’ Equity and Liabilities		17 942.1	18 461.5	16 596.2

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 31 December 2002	1 529.6	1 554.0	-314.9	233.4	-144.4	5 299.2	8 156.9
Effect of adopting IAS 41
Subsidiary companies	—	—	—	—	—	615.4	615.4
Associated companies	—	—	—	—	—	44.0	44.0

Balance at 1 January 2003 (restated)	1 529.6	1 554.0	-314.9	233.4	-144.4	5 958.6	8 816.3
Repurchase of Stora Enso Oyj shares	—	—	-319.1	—	—	—	-319.1
Cancellation of Stora Enso Oyj shares	-60.5	-315.5	376.0	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-387.7	-387.7
Options exercised	0.2	-1.1	—	—	—	—	-0.9
Net profit for the period	—	—	—	—	—	146.6	146.6
OCI entries	—	—	—	-118.8	—	—	-118.8
Translation adjustment	—	—	—	—	-52.7	—	-52.7

Balance at 31 December 2003	1 469.3	1 237.4	-258.0	114.6	-197.1	5 717.5	8 083.7
Restatement of opening balance
Finnish Statutory Pension Scheme	—	—	—	—	—	-130.9	-130.9

Balance at 1 January 2004 (restated)	1 469.3	1 237.4	-258.0	114.6	-197.1	5 586.6	7 952.8
Repurchase of Stora Enso Oyj shares	—	—	-175.3	—	—	—	-175.3
Cancellation of Stora Enso Oyj shares	-47.3	-228.5	275.8	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-375.7	-375.7
Options exercised	1.3	1.8	—	—	—	—	3.1
Net profit for the period	—	—	—	—	-4.3	589.7	585.4
OCI entries	—	—	—	-26.4	—	—	-26.4
Translation adjustment	—	—	—	—	30.0	—	30.0

Balance at 30 September 2004	1 423.3	1 010.7	-157.5	88.2	-171.4	5 800.6	7 993.9

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2003	30 Sep 2003	30 Sep 2004
On own Behalf
Pledges given	3.8	0.9	0.8
Mortgages	103.5	98.7	97.9
On Behalf of Associated Companies
Mortgages	0.8	1.0	0.8
Guarantees	48.4	51.1	172.2
On Behalf of Others
Pledges given	2.2	0.4	0.0
Mortgages	10.9	0.4	0.0
Guarantees	13.1	15.6	12.1
Other Commitments, Own
Leasing commitments, in next 12 months	34.3	37.7	30.4
Leasing commitments, after next 12 months	171.2	200.7	141.4
Pension liabilities	3.0	3.1	2.8
Other commitments	95.9	66.3	70.6

Total	487.1	475.9	529.0

Pledges given	6.0	1.3	0.8
Mortgages	115.2	100.1	98.7
Guarantees	61.5	66.7	184.3
Leasing commitments	205.5	238.4	171.8
Pension liabilities	3.0	3.1	2.8
Other commitments	95.9	66.3	70.6

Total	487.1	475.9	529.0

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2003	30 Sep 2003	30 Sep 2004
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	106.8	151.5	146.3	-1.5	144.8
Interest rate options	0.5	1.2	0.8	-0.3	0.5
Cross-currency swaps	-11.0	-9.3	2.5	-13.9	-11.4
Forward contracts	172.8	63.9	49.6	-16.1	33.5
FX Options	0.7	-8.0	0.0	-0.2	-0.2
Commodity contracts	71.5	93.4	73.1	-1.7	71.4
Equity swaps	-36.0	-37.5	16.4	-39.3	-22.9

Total	305.3	255.2	288.7	-73.0	215.7

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2003	30 Sep 2003	30 Sep 2004
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	113.7	50.6	131.5
Maturity 2-5 years	1 080.4	856.1	702.7
Maturity 6-10 years	1 439.2	869.3	1 226.3
Maturity over 10 years	—	—	—

	2 633.3	1 776.0	2 060.5
Interest rate futures	—	—	—
Interest rate options	23.8	154.5	200.1

Total	2 657.1	1 930.5	2 260.6

Foreign Exchange Derivatives
- Cross-currency swap agreements	129.5	134.2	107.8
- Forward contracts	3 112.5	4 371.9	2 819.0
- FX Options	208.1	818.7	64.7

Total	3 450.1	5 324.8	2 991.5

Commodity derivatives
Commodity contracts	477.0	532.1	460.8

Total	477.0	532.1	460.8

Equity swaps
Equity swaps	308.4	308.4	359.5

Total	308.4	308.4	359.5

Sales by Product Area

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04
Publication Paper	4 715.6	1 058.3	1 042.8	1 086.3	1 108.3	4 295.7	1 019.2	1 069.6	1 090.6
Fine Paper	3 427.4	852.3	793.9	788.5	763.0	3 197.7	788.9	786.3	791.8
Merchants	720.6	176.1	155.4	139.5	156.6	627.6	160.3	148.5	145.7
Other	-289.5	-72.0	-69.0	-70.4	-69.9	-281.3	-70.4	-68.6	-72.3

Paper	8 574.1	2 014.7	1 923.1	1 943.9	1 958.0	7 839.7	1 898.0	1 935.8	1 955.8

Packaging Boards	2 720.2	699.0	711.4	691.1	660.1	2 761.6	692.0	704.4	674.6

Wood Products	1 235.2	316.5	385.6	335.5	362.4	1 400.0	373.1	419.2	388.5
Wood Supply Europe	1 958.7	534.2	526.7	475.0	538.4	2 074.3	634.9	621.4	568.3
Other	-531.3	-143.5	-149.9	-131.7	-165.9	-591.0	-229.8	-225.6	-207.1

Forest Products	2 662.6	707.2	762.4	678.8	734.9	2 883.3	778.2	815.0	749.7

Other	-1 174.3	-321.8	-339.9	-326.4	-324.2	-1 312.3	-350.3	-352.3	-347.0

Total	12 782.6	3 099.1	3 057.0	2 987.4	3 028.8	12 172.3	3 017.9	3 102.9	3 033.1

Restated Operating Profit by Product Area excluding Non-recurring Items and Goodwill

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04
Publication Paper	313.6	35.6	-6.0	39.2	42.3	111.1	8.7	-3.8	48.2
Fine Paper	298.3	80.7	40.3	23.1	9.4	153.5	18.1	4.6	27.9
Merchants	5.4	1.5	-1.2	-1.5	-5.5	-6.7	3.3	2.4	1.6

Paper	617.3	117.8	33.1	60.8	46.2	257.9	30.1	3.2	77.7

Packaging Boards	345.3	89.4	65.5	87.4	50.1	292.4	82.1	67.7	84.8

Wood Products	44.5	7.0	14.9	-4.7	9.3	26.5	11.4	21.3	10.9
Wood Supply Europe	94.6	34.5	33.8	23.0	25.2	116.5	31.3	3.3	3.1

Forest Products	139.1	41.5	48.7	18.3	34.5	143.0	42.7	24.6	14.0

Other Areas	-52.5	-8.6	-15.7	-6.2	-21.0	-51.5	-28.8	-15.1	-23.2
Goodwill amortisation	-148.8	-32.1	-28.0	-23.5	-32.4	-116.0	-22.7	-21.9	-21.7

Operating Profit excl. Non-recurring Items	900.4	208.0	103.6	136.8	77.4	525.8	103.4	58.5	131.6
Non-recurring items	-1 078.1	—	—	-39.9	-14.5	-54.4	115.7	—	74.1

Operating Profit (IAS)	-177.7	208.0	103.6	96.9	62.9	471.4	219.1	58.5	205.7
Net financial items	-206.2	-81.3	-11.3	-23.4	-121.7	-237.7	-20.3	-26.2	-27.0
Associated companies	14.6	-0.5	-8.5	-9.0	-5.0	-23.0	-2.3	16.7	10.2

Profit Before Tax and Minority Interests	-369.3	126.2	83.8	64.5	-63.8	210.7	196.5	49.0	188.9
Income tax expense	128.5	-39.9	-27.4	-21.1	21.4	-67.0	214.6	5.0	-56.6

Profit after Tax	-240.8	86.3	56.4	43.4	-42.4	143.7	411.1	54.0	132.3
Minority interests	0.1	-3.2	-2.3	1.7	-2.0	-5.8	-4.2	-2.1	-1.4

Net Profit	-240.7	83.1	54.1	45.1	-44.4	137.9	406.9	51.9	130.9

Goodwill Amortisation by Product Area

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04
Publication Paper	-56.7	-7.9	-8.2	-8.1	-10.2	-34.4	-5.7	-5.6	-5.7
Fine Paper	-53.7	-10.9	-10.6	-10.6	-11.0	-43.1	-10.2	-9.5	-9.3
Merchants	-5.2	-0.6	-0.5	-0.6	-0.5	-2.2	-0.4	-0.5	-0.4

Paper	-115.6	-19.4	-19.3	-19.3	-21.7	-79.7	-16.3	-15.6	-15.4

Packaging Boards	-13.0	-6.5	-1.5	-1.9	-2.0	-11.9	-1.2	-1.0	-1.1

Wood Products	-14.4	-4.0	-6.1	-1.2	-8.7	-20.0	-5.2	-5.3	-5.2
Wood Supply Europe	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Forest Products	-14.4	-4.0	-6.1	-1.2	-8.7	-20.0	-5.2	-5.3	-5.2

Other	-5.8	-2.2	-1.1	-1.1	0.0	-4.4	0.0	0.0	0.0
Operating Profit	-148.8	-32.1	-28.0	-23.5	-32.4	-116.0	-22.7	-21.9	-21.7

Restated Operating Profit by Product Area

EUR million	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003	Q1/04	Q2/04	Q3/04
Publication Paper	-762.7	27.7	-14.2	1.6	32.1	47.2	3.0	-9.4	73.3
Fine Paper	67.9	69.8	29.7	2.2	-1.6	100.1	7.9	-4.9	60.1
Merchants	-24.7	0.9	-1.7	-2.1	-6.0	-8.9	2.9	1.9	1.2

Paper	-719.5	98.4	13.8	1.7	24.5	138.4	13.8	-12.4	134.6

Packaging Boards	332.3	82.9	64.0	85.5	48.1	280.5	80.9	66.7	83.7

Wood Products	30.1	3.0	8.8	-5.9	0.6	6.5	6.2	16.0	5.7
Wood Supply Europe	120.5	34.5	33.8	23.0	25.2	116.5	147.0	3.3	3.1

Forest Products	150.6	37.5	42.6	17.1	25.8	123.0	153.2	19.3	8.8

Other	58.9	-10.8	-16.8	-7.4	-35.5	-70.5	-28.8	-15.1	-21.4

Operating Profit	-177.7	208.0	103.6	96.9	62.9	471.4	219.1	58.5	205.7
Net financial items	-206.2	-81.3	-11.3	-23.4	-121.7	-237.7	-20.3	-26.2	-27.0
Associated companies	14.6	-0.5	-8.5	-9.0	-5.0	-23.0	-2.3	16.7	10.2

Profit Before Tax and Minority Interests	-369.3	126.2	83.8	64.5	-63.8	210.7	196.5	49.0	188.9
Income tax expense	128.5	-39.9	-27.4	-21.1	21.4	-67.0	214.6	5.0	-56.6

Profit after Tax	-240.8	86.3	56.4	43.4	-42.4	143.7	411.1	54.0	132.3
Minority interests	0.1	-3.2	-2.3	1.7	-2.0	-5.8	-4.2	-2.1	-1.4

Net Profit	-240.7	83.1	54.1	45.1	-44.4	137.9	406.9	51.9	130.9

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
July	11.51	11.54	107.00	106.50	13.89
August	11.00	10.99	102.00	100.00	13.47
September	10.97	10.88	100.50	98.75	13.53

Trading Volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
July	30 904	43 084 464	96 090	9 102 261	1 493 400
August	78 512	50 408 228	176 890	10 625 231	1 343 000
September	87 956	70 556 617	185 109	20 152 355	1 121 400

Total	197 372	164 049 309	458 089	39 879 847	3 957 800

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information

Results for 2004	3 February 2005
Interim Review for January – March 2005	27 April 2005
Interim Review for January – June 2005	27 July 2005
Interim Review for January – September 2005	27 October 2005

Annual General Meeting	22 March 2005

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: October 28, 2004